April 9, 2014

VIA FEDEX AND EDGAR

Re:	Catalent, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-193542

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Riedler, Mr. Greenspan and Ms. De Rosa:

On behalf of Catalent, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 to the Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Amendment No. 1 to the Registration Statement as filed on February 28, 2014. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

In addition, we are providing the following response to your comment letter, dated March 13, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The response and information described below are based upon information provided to us by the Company.

Note 1. Basis Of Presentation And Summary Of Significant Accounting Policies

Use of Estimates, page F-10

1.	We acknowledge your revised disclosure and response to our previous comment 20. Please provide us with your complete materiality assessment that assesses the entire mix of information, both quantitatively and qualitatively, that supports your conclusion not to provide the equity-based compensation disclosures required by GAAP. Please see SAB Topic 1M. In your response, separately provide us with the information required by ASC 718-10-50-1 and 50-2 to help us understand your materiality assessment.

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Please find the complete materiality assessment of the Company’s conclusion that the disclosures related to equity-based compensation expense are not material to the consolidated financial statements taken as a whole. While the Company believes that the disclosures are not material to be required by ASC 718-10-50-1 and 50-2, the Company acknowledges that users of the financial statements may take interest in certain aspects of the Company’s equity-based compensation plans. As such, the Company has included the information that would be required by ASC 718-10-50-1 and 50-2 on page F-45 of Amendment No. 2.

Background

The Company has a stock incentive plan pursuant to which it has granted non-qualified stock options and a limited number of restricted stock units. As of March 1, 2014, approximately 95,000 options issued to approximately 40 employees were outstanding. Of the outstanding options, approximately 33,000 were vested and 62,000 were unvested. The Company had granted 4,221 restricted stock units, of which 3,455 were vested.

These equity grants resulted in equity compensation expense, which totaled $2.8 million, $3.7 million and $3.9 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and $2.3 million and $1.6 million for the six months ended December 31, 2013 and 2012, respectively. The equity compensation expenses were recorded as a portion of selling, general and administrative expenses (“SG&A”).

Since April 2007, only one participant has exercised the option to purchase shares. Such exercise resulted in the purchase of 75 shares.

Quantitative Analysis

Equity compensation expense represented approximately 6%, 9% and 8% of the Company’s net loss for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and approximately 13% and 3% of the Company’s net loss for six month periods ended December 31, 2013 and 2012, respectively. However, the Company believes it is more relevant to compare equity compensation expense to its portion of SG&A expenses. Equity compensation represented approximately 1% of SG&A expenses for each of the fiscal years ended June 30, 2013, 2012 and 2011 and approximately 1% for each of the six month periods ended December 31, 2013 and 2012. This approach is consistent with the provisions of SAB 99 regarding consideration of materiality relative to individual line item amounts, subtotals, or totals in the financial statements as well as the financial statements taken as a whole.

Qualitative Analysis

The Company considered the provisions of SAB Topic 1.M which requires to Company to undertake a qualitative assessment of materiality in addition to its quantitative assessment. Accordingly, the Company considered the following qualitative factors outlined in SAB Topic 1.M in its assessment of whether the disclosures are material to the users of the Company’s financial statements:

•	Whether the misstatement [or lack of disclosure] arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The disclosures related to equity based compensation include estimates and judgments with regard to fair value inputs. Such judgments and estimates impact the amount equity based compensation to record in the financial statements. In footnote 1 to the financial statements, the Company includes equity-based compensation as an area which involves the use of estimates and the policy for accounting for such awards.

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•	Whether the misstatement [or lack of disclosure] masks a change in earnings, changes a loss to income or results in a failure to meet analyst expectations

The expenses associated with our equity compensation grants were not sufficiently large to change a loss to income or impact the Company’s ability to meet analyst expectations.

•	Whether the misstatement [or lack of disclosure] concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

There is no impact to the Company’s segment profitability and the lack of inclusion of the disclosures does not impact the ability of a user of our financial statements to assess the profitability of any reportable segment.

•	Whether the misstatement [or lack of disclosure] affects the registrant’s compliance with regulatory requirements

There is no such impact.

•	Whether the misstatement [or lack of disclosure] affects the registrant’s compliance with loan covenants or other contractual requirements

There is no such impact as there are no financial loan covenant or other contractual requirements that stock compensation impacts.

•	Whether the misstatement [or lack of disclosure] has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Equity compensation and the related disclosures do not impact Catalent management’s annual bonus or other incentive compensation plan.

•	Whether the misstatement or lack of disclosure involves concealment of an unlawful transaction

There is no concealment of unlawful transactions.

The Company does not believe the qualitative factors, when considered in whole, or in part, cause equity-based compensation expense and the related disclosures to be material.

Conclusion

ASC 105-10-05-6 states, “[t]he provisions of the Codification need not be applied to immaterial items.” The Company assessed each disclosure provision in ASC 718-10-50 in the context of the disclosure-objectives, transparency, usefulness, disclosure overload and materiality. After considering all relevant information and circumstances, the Company does not believe that it has omitted disclosure related to a material item. However, the Company acknowledges the Staff’s comments and agrees that stock-based compensation plans may be of interest to investors and other users of the Company’s financial statements. As such, the Company has included the information that would be required by ASC 718-10-50-1 and 50-2 on page F-45 of Amendment No. 2.

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Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP